ASX/MEDIA RELEASE	3 April 2006

RetisertTM slows progression of Diabetic Retinopathy in Diabetic Macular Edema trials

Perth, Australia and Boston, MA - Global bio-nanotech company pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI) today announced additional two year trial results of Bausch & Lomb’s two randomized trials to evaluate the safety and efficacy of the RetisertTM implant in releasing fluocinolone acetonide in the management of Diabetic Macular Edema (DME). Bausch & Lomb, exclusive licensee of RetisertTM from pSivida conducted the studies in hospitals in the United States involving 277 patients. The trial results were presented at the prestigious 6th International Symposium on Ocular Pharmacology and Therapeutics in Berlin that commenced on 30 March 2006 http://www.kenes.com/isopt/index.asp.

The two year trial results demonstrated that 30% of eyes receiving standard of care (repeat laser treatment) had a worsening of their Diabetic Retinopathy compared with only 10% of eyes receiving a RetisertTM implant. This was statistically significant. RetisertTM also reduced retinal thickening involving the fovea (the centre most part of the macula responsible for sharp, central vision) and led to a statistically significant three line improvement in vision.

Diabetic Retinopathy (DR) is the leading cause of vision loss of people in the United States under the age of 65 with an estimated 1,000,000 treatable cases. DR occurs when diabetes damages the tiny blood vessels inside the retina, the light-sensitive tissue at the back of the eye. DR usually affects both eyes. Currently the only FDA approved treatment is laser therapy in which holes are burned into the macula with a laser. This treatment is often ineffective or generally provides only temporary benefit. DME is a common complication of DR. There are no approved drug therapies for the treatment of either DME or DR.
Surgically implantable RetisertTM

“We believe the finding that sustained release fluocinolone acetonide can slow or reduce the progression of Diabetic Retinopathy is important and may have significant implications for RetisertTM and MedidurTM,” said Mr Gavin Rezos, CEO of pSivida Limited.

pSivida receives royalties on Retisert™ sales. Retisert™ is presently priced at US$18,250 and is approved as a 30 month treatment for chronic non-infectious posterior segment uveitis, a sight threatening condition that affects an estimated 175,000 people in the United States and an estimated 800,000 people worldwide. Covered in the United States by Medicare and Medicaid, Retisert™ is co-marketed in the United States by Bausch & Lomb and Novartis.

Three year results of the Retisert™ in DME trial will be presented at ARVO conference in May 2006 www.arvo.org.

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

What is Diabetic Retinopathy? Diabetic Retinopathy occurs when diabetes damages the tiny blood vessels inside the retina, the light-sensitive tissue at the back of the eye. A healthy retina is necessary for good vision. Diabetic Retinopathy usually affects both eyes.

What is Diabetic Macular Edema? Diabetic Macular Edema, a subset of diabetic retinopathy, is a leading cause of vision loss for Americans under the age of 65. Retinal blood vessels in diabetic’s eyes deteriorate and leak, causing the retina to swell. A minority of cases receive long-term benefit from laser treatment.

What is Uveitis? An autoimmune condition, uveitis manifests itself as an inflammation inside the eye, that can lead to sudden or gradual vision loss.

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the registered trademarks; Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications.

pSivida conducts its operations from offices and facilities near Boston in Massachusetts, Malvern in the United Kingdom, Perth in Western Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties.  The statements are indicated by the use of words such as "believes", "expects", "anticipates" and similar words and phrases.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the failure of the results of the Retisert for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; inability to recruit patients for the Phase III Medidur™ for DME trial; our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to successfully integrate CDS’ operations and employees; the failure of the CDS’ products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products; the failure of the Bausch & Lomb/Novartis co-promotion arrangement to provide faster royalty growth; failure of the slower progression or reduction of diabetic retinopathy resulting from the Retisert™ implant to have significant implications for Retisert™ and Medidur™. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.